MORTGAGEBROKERS.COM HOLDINGS, INC.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4
January 11, 2010

Securities Exchange Commission
Mr. Paul Cline
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mortgagebrokers.com Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 333-105778

Dear Mr. Cline:

We are in receipt of your letter dated December 8, 2009 regarding the above referenced filings.  Please note that the Company hereby requests an extension for submitting a response to your inquiry.  The Company requires the additional time because it believes that the request may include some information which is the Company considers confidential. Based upon same the Company is currently deciding if it will file a request for confidentiality with regard to certain information requested and anticipates submitting its responses to your no later than January 31, 2010.

Please call me if you have any questions regarding this matter.

Very truly yours,

Mortgagebrokers.com Holdings, Inc.

By:  /s/ Alex Haditaghi
       Alex Haditaghi